May 22, 2007

Dear Colleagues,

As you may have heard, today we announced that Alcan’s Board of Directors has completed a thorough evaluation of Alcoa’s hostile offer and has unanimously recommended that Alcan shareholders reject the offer and not tender any of their shares to Alcoa.

The Board determined that the Alcoa offer is inadequate in multiple respects and is clearly contrary to the best interests of Alcan’s shareholders. Among other factors in reaching its decision, the Board concluded that in addition to being highly conditional and uncertain, the Alcoa offer does not adequately compensate Alcan shareholders for the value of Alcan’s extremely attractive assets, technology, strategic capabilities and growth prospects, along with its talented workforce.

The Board also made it clear that it believes Alcan and Alcoa have fundamentally different approaches and track records in creating value for shareholders, demonstrated by Alcan’s substantially superior financial performance over the past five years. For these and other reasons, the Board is convinced that the proposed Alcoa-led acquisition of Alcan is not the right choice for our shareholders and employees.

You may be asking yourselves why Alcan has been silent on the topic of Alcoa’s offer until now. The answer is simple: we were not legally allowed to comment until the Board had formally reviewed the offer and filed its response in the form of a Director’s Circular. As of today, that document can be found on the Alcan website and on the Alcan Source intranet, and we urge you to read it.

You should know that both the Board and Alcan’s management team are extremely proud of the ability that you have demonstrated to remain focused on the tasks at hand, continuing to deliver outstanding products and services to customers around the world. We are keenly aware that Alcan’s tremendous success is a result of our employees’ hard work, and we thank you for it.

Our Board is continuously evaluating all options in the interests of shareholder value, Alcan and its employees, given the rapidly evolving industry environment. Please be assured that we will keep you apprised of all developments as we are permitted to do so.

Thank you for your continued support.

Dick Evans
President and CEO Alcan Inc.